Registration No. 333-107977

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          -----------------------------

                               CELGENE CORPORATION
             (Exact name of Registrant as specified in its charter)
        ----------------------------------------------------------------

          DELAWARE                 7 Powder Horn Drive          22-2711928
 (State or other jurisdiction of  Warren, New Jersey 07059   (I.R.S. Employer
 incorporation or organization)       (732) 271-1001        Identification No.)


  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
        ----------------------------------------------------------------
                                 JOHN W. JACKSON
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                               CELGENE CORPORATION
                  7 POWDER HORN DRIVE, WARREN, NEW JERSEY 07059
                                 (732) 271-1001
                (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent for Service)

        ----------------------------------------------------------------

                          Copies of Communications to:
                             Robert A. Cantone, Esq.
                               Proskauer Rose LLP
                  1585 Broadway, New York, New York 10036-8299
                                 (212) 969-3000

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time or at one time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest or interest investment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|


         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                  $400,000,000

                               CELGENE CORPORATION

                        1 3/4% CONVERTIBLE NOTES DUE 2008
                                       AND
               COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

                            ------------------------

On June 3, 2003, we issued and sold $400,000,000 aggregate principal amount of our 1 3/4% convertible notes due 2008 in a private placement. Selling securityholders will use this prospectus to resell their notes and the common stock issuable upon conversion of their notes.

The notes bear interest at an annual rate of 1.75% on the principal amount from June 3, 2003. We will pay interest on June 1 and December 1 of each year, beginning December 1, 2003.

Holders may convert the notes into shares of our common stock at a conversion rate of 20.6398 shares per $1,000 principal amount of notes (representing a conversion price of approximately $48.45), subject to adjustment, before the close of business on June 1, 2008.

We may not redeem the notes prior to maturity.

The notes are our senior unsecured debt and rank on a parity with all of our other existing and future senior unsecured debt and prior to all subordinated debt.

If a fundamental change (as described in this prospectus under "Description of Notes -- Redemption at Option of the Holder") occurs prior to maturity of the notes, securityholders may require us to repurchase all or a portion of their notes.

Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq National Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market. Our common stock trades on the Nasdaq National Market under the symbol "CELG." On November 13, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $41.00 per share.

We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. The selling securityholders may offer the notes or the underlying common stock, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See "Plan of Distribution" on page 42. The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used by the selling securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any notes or common stock as principals, any profits received by such broker-dealers on the resale of the notes or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions. Other than selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration of the notes and the common stock and certain other expenses as set forth in the registration rights agreement that we entered into with the initial purchaser of the notes.

                            ------------------------

INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





                                November 14, 2003

                                     TABLE OF CONTENTS

                                                                            PAGE

ABOUT THIS PROSPECTUS.........................................................1
SUMMARY.......................................................................2
RISK FACTORS..................................................................4
FORWARD-LOOKING STATEMENTS...................................................13
USE OF PROCEEDS..............................................................14
RATIO OF EARNINGS TO FIXED CHARGES...........................................15
DESCRIPTION OF NOTES.........................................................16
DESCRIPTION OF CAPITAL STOCK.................................................27
U.S. FEDERAL INCOME TAX CONSIDERATIONS.......................................29
SELLING SECURITYHOLDERS......................................................34
PLAN OF DISTRIBUTION.........................................................42
LEGAL MATTERS................................................................43
EXPERTS......................................................................43
WHERE YOU CAN FIND MORE INFORMATION..........................................44
INCORPORATION BY REFERENCE...................................................44





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


                              ABOUT THIS PROSPECTUS


This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration or continuous offering process. Under this shelf registration process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that the selling securityholders may offer. A selling securityholder may be required to provide you with a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

In this prospectus and any prospectus supplement, unless otherwise indicated, the terms "we," "us," "our" and "Celgene" refer to Celgene Corporation and its consolidated subsidiaries.


                    ----------------------------------------

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and any supplement to this prospectus is accurate as of the respective dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.

                                     SUMMARY


This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus (and any prospectus supplement) carefully and the information we incorporate by reference into it, including the section entitled "Risk Factors," before making an investment decision.

                               CELGENE CORPORATION

We are a fully-integrated biopharmaceutical company, incorporated in 1986 as a Delaware corporation.

We are primarily engaged in the discovery, development and commercialization of novel therapies designed to treat cancer and immunological diseases through regulation of cellular, genomic and proteomic targets. We had total revenues of $135.7 million in 2002 and $190.7 million for the nine-month period ended September 30, 2003, and a net loss of $100.0 million in 2002 and net income of $8.1 million for the nine-month period ended September 30, 2003. The net loss for 2002 included a charge to operations of $32.2 million attributable to a litigation settlement and related agreements and $55.7 million related to an acquired in-process research and development charge in connection with the acquisition of Anthrogenesis Corp. We had an accumulated deficit of $322.4 million at December 31, 2002 and $314.2 million at September 30, 2003. Since our inception in 1986, we have financed our working capital requirements primarily through product sales, public and private sales of our equity securities and debt, income earned on the investment of the proceeds from the sale of such securities and revenues from research contracts and license payments.

We were incorporated in Delaware in 1986. Our principal executive offices are located at 7 Powder Horn Drive, Warren, New Jersey 07059. Our telephone number at this location is (732) 271-1001. Our website is located at http://www.celgene.com. The information contained on our website is not a part of this prospectus.



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




                                SUMMARY OF NOTES



Securities Offered.................     $400,000,000 principal amount of 1 3/4%
                                        Convertible Notes due 2008.


Maturity Date......................     June 1, 2008.

Interest...........................     1.75% per annum on the principal amount
                                        from June 3, 2003, payable semi-annually in arrears in cash on June 1 and December 1 of each year, beginning
                                        December 1, 2003.

Conversion.........................     You may convert the notes into shares of
                                        our common stock at a conversion rate of
                                        20.6398 shares per $1,000 principal
                                        amount of notes (representing a
                                        conversion price of approximately
                                        $48.45), subject to adjustment, prior to the close of business on the final maturity date.

Redemption.........................     We may not redeem any of the notes at
                                        our option prior to maturity.

Fundamental Change.................     If a fundamental change (as described
                                        under "Description of Notes-- Redemption at Option of the Holder") occurs prior to maturity, you may require us to redeem all or part of your notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the redemption date.

Use of Proceeds....................     We will not receive any of the proceeds
                                        from the sale by any selling
                                        securityholder of the notes or the
                                        shares of common stock issuable upon
                                        conversion of the notes. See "Use of
                                        Proceeds" on page 14.

Ranking............................     The notes are our senior unsecured debt
                                        and rank on a parity with all of our
                                        other existing and future senior
                                        unsecured debt and prior to all
                                        subordinated debt.

NASDAQ National Market Symbol......     CELG.

                                  RISK FACTORS


You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus, including the documents it incorporates by reference, also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

INDUSTRY RISKS

WE HAVE A HISTORY OF OPERATING LOSSES AND AN ACCUMULATED DEFICIT.

We have sustained losses in each year since our incorporation in 1986. We sustained a net loss of $100.0 million, which included $32.2 million attributable to a litigation settlement and related agreements and $55.7 million related to an acquired in-process research and development charge in connection with the Anthrogenesis acquisition, and $1.9 million for the years ended December 31, 2002 and 2001, respectively. For the nine-month period ended September 30, 2003, we recorded net income of $8.1 million. We had an accumulated deficit of $322.4 million at December 31, 2002 and $314.2 million at September 30, 2003. We expect to make substantial expenditures to further develop and commercialize our products. We also expect that our rate of spending will accelerate as the result of increased clinical trial costs and expenses associated with regulatory approval and commercialization of products now in development.

IF WE ARE UNSUCCESSFUL IN DEVELOPING AND COMMERCIALIZING OUR PRODUCTS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED WHICH COULD IMPACT NEGATIVELY ON THE VALUE OF OUR COMMON STOCK AND THE NOTES.

Many of our products and processes are in the early or mid-stages of development and will require the commitment of substantial resources, extensive research, development, preclinical testing, clinical trials, manufacturing scale-up and regulatory approval prior to being ready for sale. With the exception of Focalin(TM), Alkeran(R) and THALOMID(R), all of our other products will require further development, clinical testing and regulatory approvals. If it becomes too expensive to sustain our present commitment of resources on a long-term basis, we will be unable to continue our necessary development activities. Furthermore, we cannot be certain that our clinical testing will render satisfactory results, or that we will receive required regulatory approval for our products. If any of our products, even if developed and approved, cannot be successfully commercialized, our business, financial condition and results of operations could be materially adversely affected which could impact negatively on the value of our common stock and the notes.

DURING THE NEXT SEVERAL YEARS, WE WILL BE VERY DEPENDENT ON THE COMMERCIAL SUCCESS OF THALOMID(R), FOCALIN(TM), ALKERAN(R) AND THE ENTIRE RITALIN(R) PRODUCT LINE.

At our present level of operations, we may not be able to attain or maintain profitability if physicians prescribe THALOMID(R) only for patients who are diagnosed with erytherma nodosum leprosum, or ENL. ENL, a complication of leprosy, is a chronic bacterial disease. Under current regulations of the U.S. Food and Drug Administration, we are precluded from promoting THALOMID(R) outside this approved use. The market for the use of THALOMID(R) in patients suffering from ENL is relatively small. We have conducted clinical studies that appear to show that THALOMID(R) is active when used to treat disorders other than ENL, such as multiple myeloma, but we do not know whether we will succeed in receiving regulatory approval to market THALOMID(R) for additional indications. FDA regulations place restrictions on our ability to communicate the results of additional clinical studies to patients and physicians without first obtaining approval from the FDA to expand the authorized uses for this product. In addition, if adverse experiences are reported in connection with the use of THALOMID(R) by patients, this could undermine physician and patient comfort with the product, could limit the commercial success of the product and could even impact the acceptance of THALOMID(R) in the ENL market. We are dependent upon royalties from Novartis Pharma AG's entire Ritalin(R) product line as well as Focalin(TM), although we cannot directly impact their ability to successfully commercialize these products and we have annual minimum purchase requirements relating to Alkeran, which we license from GlaxoSmithKline, through March 31, 2006. Additionally, our revenues would be negatively impacted if a generic version of any of these products were to be approved.

WE FACE A RISK OF PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN SUFFICIENT INSURANCE ON COMMERCIALLY REASONABLE TERMS OR WITH ADEQUATE COVERAGE.

We may be subject to product liability or other claims based on allegations that the use of our technology or products has resulted in adverse effects, whether by participants in our clinical trials or by patients using our products. Thalidomide, when used by pregnant women, has resulted in serious birth defects. Therefore, necessary and strict precautions must be taken by physicians prescribing the drug to women with childbearing potential. These precautions may not be observed in all cases or, if observed, may not be effective. Use of thalidomide has also been associated, in a limited number of cases, with other side effects, including nerve damage. Although we have product liability insurance that we believe is appropriate, we may be unable to obtain additional coverage on commercially reasonable terms if required, or our coverage may be inadequate to protect us in the event claims are asserted against us. Our obligation to defend against or pay any product liability or other claim may be expensive and divert the efforts of our management and technical personnel.

IF OUR PRODUCTS ARE NOT ACCEPTED BY THE MARKET, DEMAND FOR OUR PRODUCTS WILL DETERIORATE OR NOT MATERIALIZE AT ALL.

It is necessary that our, and our distribution partner's, products, including THALOMID(R) Alkeran(R) and Focalin(TM), achieve market acceptance once they receive regulatory approval, if regulatory approval is required. A number of factors render the degree of market acceptance of our products uncertain, including the extent to which we can demonstrate the products' efficacy, safety and advantages, if any, over competing products, as well as the reimbursement policies of third-party payors, such as government and private insurance plans. In particular, thalidomide, when used by pregnant women, has resulted in serious birth defects, and the negative history associated with thalidomide and birth defects may decrease the market acceptance of THALOMID(R). In addition, the products that we are attempting to develop through our Celgene Cellular Therapeutics division may represent substantial departures from established treatment methods and will compete with a number of traditional drugs and therapies which are now, or may be in the future, manufactured and marketed by major pharmaceutical and biopharmaceutical companies. Furthermore, public attitudes may be influenced by claims that stem cell therapy is unsafe, and stem cell therapy may not gain the acceptance of the public or the medical community. If our products are not accepted by the market, demand for our products will deteriorate or not materialize at all.

WE MAY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS.

We have historically experienced, and expect to continue for the foreseeable future to experience, significant fluctuations in our quarterly operating results. These fluctuations are due to a number of factors, many of which are outside our control, and may result in volatility of our stock price. Future operating results will depend on many factors, including:

o    demand for our products;

o    regulatory approvals for our products;

o the timing of the introduction and market acceptance of new products by us or competing companies;

o the timing and recognition of certain research and development milestones and license fees; and

o    our ability to control our costs.

WE HAVE NO COMMERCIAL MANUFACTURING FACILITIES AND WE ARE DEPENDENT ON TWO SUPPLIERS FOR THE RAW MATERIAL AND ONE MANUFACTURER FOR THE FORMULATION AND ENCAPSULATION OF THALOMID(R) AND ARE DEPENDENT ON TWO SUPPLIERS FOR THE RAW MATERIAL AND ONE MANUFACTURER FOR THE TABLETING AND PACKAGING OF FOCALIN(TM).

We currently have no facilities for manufacturing any products on a commercial scale. Currently, we can obtain all of our bulk drug material for THALOMID(R) from two suppliers, ChemSyn Laboratories, a Division of Eagle-Picher Technologies, L.L.C., and Sifavitor s.p.a., and we rely on a single manufacturer, Penn Pharmaceutical Services Limited, to formulate and encapsulate THALOMID(R). In addition, we currently can obtain all of our bulk active pharmaceutical ingredient for Focalin(TM) from two suppliers, Johnson Matthey Inc. and Seigfried USA, Inc., and we rely on a single manufacturer, Mikart, Inc., for the packaging and tableting of Focalin(TM). Presently, we are actively seeking alternative sources to each of Penn and Mikart. The FDA requires that all suppliers of pharmaceutical bulk material and all manufacturers of pharmaceuticals for sale in or from the United States achieve and maintain compliance with the FDA's current Good Manufacturing Practice, or cGMP, regulations and guidelines. (cGMP are regulations established by the FDA that govern the manufacture, processing, packing, storage and testing of drugs intended for human use.) If the operations of either Penn or Mikart were to become unavailable for any reason, any required FDA review and approval of the operations of an alternative could cause a delay in the manufacture of THALOMID(R) or Focalin(TM). Although we have an option to purchase the THALOMID(R) manufacturing operations of Penn, we intend to continue to utilize outside manufacturers if and when needed to produce our other products on a commercial scale. If our outside manufacturers do not meet our requirements for quality, quantity or timeliness, or do not achieve and maintain compliance with all applicable regulations, demand for our products or our ability to continue manufacturing such products could substantially decline, to the extent we depend on these outside manufacturers.

WE HAVE LIMITED MARKETING AND DISTRIBUTION CAPABILITIES.

Although we have an approximately 180-person commercialization group to support our products, we may be required to seek a corporate partner to provide marketing services with respect to our other products. Any delay in developing these resources could substantially delay or curtail the marketing of these products. We have contracted with Ivers Lee Corporation, d/b/a Sharp, a specialty distributor, to distribute THALOMID(R). If Sharp does not perform its obligations, our ability to distribute THALOMID(R) may be severely restricted.

WE ARE DEPENDENT ON COLLABORATIONS AND LICENSES WITH THIRD PARTIES.

Our ability to fully commercialize our products, if developed, may depend to some extent upon our entering into joint ventures or other arrangements with established pharmaceutical and biopharmaceutical companies with the requisite experience and financial and other resources to obtain regulatory approvals and to manufacture and market such products. Our present joint ventures and licenses include an agreement with Novartis Pharma AG with respect to the joint research of SERMs, and a separate agreement wherein we have granted to Novartis an exclusive license (excluding Canada) for the development and commercialization of Focalin(TM), or d-MPH; an agreement with Biovail Corporation International, wherein we granted to Biovail exclusive Canadian marketing rights for d-MPH; and agreements with Pharmion Corporation and Penn Pharmaceuticals Services Limited to expand the THALOMID(R) franchise internationally. Our present and future arrangements may be jeopardized if any or all of the following occur:

o we are not able to enter into additional joint ventures or other arrangements on acceptable terms, if at all;

o our joint ventures or other arrangements do not result in a compatible work environment;

o our joint ventures or other arrangements do not lead to the successful development and commercialization of any products;

o we are unable to obtain or maintain proprietary rights or licenses to technology or products developed in connection with our joint ventures or other arrangements; or

o we are unable to preserve the confidentiality of any proprietary rights or information developed in connection with our joint ventures or other arrangements.

THE HAZARDOUS MATERIALS WE USE IN OUR RESEARCH AND DEVELOPMENT COULD RESULT IN SIGNIFICANT LIABILITIES THAT COULD EXCEED OUR INSURANCE COVERAGE AND FINANCIAL RESOURCES.

We use some hazardous materials in our research and development activities. While we believe we are currently in substantial compliance with the federal, state and local laws and regulations governing the use of these materials, we cannot be certain that accidental injury or contamination will not occur. Any such accident or contamination could result in substantial liabilities, that could exceed our insurance coverage and financial resources. Additionally, the cost of compliance with environmental and safety laws and regulations may increase in the future, requiring us to expend more financial resources either in compliance or in purchasing supplemental insurance coverage.

THE PHARMACEUTICAL INDUSTRY IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION WHICH PRESENTS NUMEROUS RISKS TO US.

The preclinical development, clinical trials, manufacturing marketing and labeling of pharmaceuticals are all subject to extensive regulation by numerous governmental authorities and agencies in the United States and other countries. If we are delayed in receiving, or are unable to obtain at all, necessary governmental approvals, we will be unable to effectively market our products.

The testing, marketing and manufacturing of our products require regulatory approval, including approval from the FDA and, in some cases, from the U.S. Environmental Protection Agency or governmental authorities outside of the United States that perform roles similar to those of the FDA and EPA. Certain of our pharmaceutical products, such as Focalin(TM), fall under the Controlled Substances Act of 1970 that requires authorization by the U.S. Drug Enforcement Agency of the U.S. Department of Justice in order to handle and distribute these products. The regulatory approval process presents several risks to us:

o In general, preclinical tests and clinical trials can take many years, and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretation that could delay, limit or prevent regulatory approval.

o Delays or rejections may be encountered during any stage of the regulatory process based upon the failure of the clinical or other data to demonstrate compliance with, or upon the failure of the product to meet, a regulatory agency's requirements for safety, efficacy and quality or, in the case of a product seeking an orphan drug indication, because another designee received approval first.

o Requirements for approval may become more stringent due to changes in regulatory agency policy, or the adoption of new regulations or legislation.

o The scope of any regulatory approval, when obtained, may significantly limit the indicated uses for which a product may be marketed and may impose significant limitations in the nature of warnings, precautions and contraindications that could materially affect the profitability of the drug.

o Approved drugs, as well as their manufacturers, are subject to continuing and on-going review, and discovery of previously unknown problems with these products or the failure to adhere to manufacturing or quality control requirements may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

o Regulatory authorities and agencies may promulgate additional regulations restricting the sale of our existing and proposed products.

o Once a product receives marketing approval, the FDA may not permit us to market that product for broader or different applications, or may not grant us clearance with respect to separate product applications that represent extensions of our basic technology. In addition, the FDA may withdraw or modify existing clearances in a significant manner or promulgate additional regulations restricting the sale of our present or proposed products.



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

o Our labeling and promotional activities relating to our products are regulated by the FDA and state regulatory agencies and, in some circumstances, by the Federal Trade Commission and DEA, and are subject to associated risks. If we fail to comply with FDA regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained, the FDA could bring an enforcement action against us that could inhibit our marketing capabilities as well as result in penalties.

In addition, stem cells intended for human use are subject to FDA regulations requiring, among other things, certain infectious disease testing. New FDA regulations anticipated in 2003 may relate to screening of potential donors and donations for certain infectious diseases and the establishment of quality controls, recordkeeping and other practices related to the manufacture of human tissue. Currently, we are required to be, and are, licensed to operate in New York and New Jersey, two of the states in which we currently collect placentas and umbilical cord blood for our allogeneic and private stem cell banking businesses. If other states adopt similar licensing requirements, we would need to obtain such licenses to continue operating. If we are delayed in receiving, or are unable to obtain at all, necessary licenses, we will be unable to provide services in those states which would impact negatively on our revenues.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

Our success will depend, in part, on our ability to obtain and enforce patents, protect trade secrets, obtain licenses to technology owned by third parties, when necessary, and conduct our business without infringing upon the proprietary rights of others. The patent positions of pharmaceutical and biopharmaceutical firms, including ours, can be uncertain and involve complex legal and factual questions. In addition, the coverage sought in a patent application may not be obtained or may be significantly reduced before the patent is issued. Consequently, if our pending applications, or a pending application that we have licensed-in from third parties, do not result in the issuance of patents or, if any patents that are issued do not provide significant proprietary protection or commercial advantage, our ability to sustain the necessary level of intellectual property upon which our success depends may be restricted.

Moreover, different countries have different procedures for obtaining patents, and patents issued in different countries provide different degrees of protection against the use of a patented invention by others. Therefore, if the issuance to us or our licensor, in a given country, of a patent covering an invention is not followed by the issuance, in other countries, of patents covering the same invention, or if any judicial interpretation of the validity, enforceability or scope of the claims in a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in another country, our ability to protect our intellectual property in other countries may be limited.

Under the current U.S. patent laws, patent applications in the United States are maintained in secrecy from six to 18 months, and publications of discoveries in the scientific and patent literature often lag behind actual discoveries. Thus, we may discover, sometime in the future, that we, or the third parties from whom we have licensed patents or patent applications, were not the first to make the inventions covered by the patents and patent applications in which we have rights, or that such patents and patent applications were not the first to be filed on such inventions. In the event that a third party has also filed a patent application for any of the inventions described in our patents or patent applications, or those we have licensed-in, we could become involved in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention. Such an interference could result in the loss of an issued U.S. patent or loss of any opportunity to secure U.S. patent protection for that invention. Even if the eventual outcome is favorable to us, such interference proceedings could result in substantial cost to us.

Furthermore, even if our patents, or those we have licensed-in, are issued, our competitors may still challenge the scope, validity or enforceability of our patents in court, requiring us to engage in complex, lengthy and costly litigation. Alternatively, our competitors may be able to design around such patents and compete with us using the resulting alternative technology. If any of our issued or licensed patents are infringed, we may not be successful in enforcing our intellectual property rights or defending the validity or enforceability of our issued patents.

It is also possible that third-party patent applications and patents could issue with claims that cover certain aspects of the subject matter claimed in the patents owned or optioned by us or licensed to us, which may limit our ability to practice under our patents, and may impede our efforts to obtain meaningful patent protection of our own. If patents are issued to third parties that contain competitive or conflicting claims, we may be legally prohibited from pursuing research, development or commercialization of potential products or be required to obtain licenses to these patents or to develop or obtain alternative technology. We may be legally prohibited from using patented technology, may not be able to obtain any license to the patents and technologies of third parties on acceptable terms, if at all, or may not be able to obtain or develop alternative technologies. Consequently, if we cannot successfully defend against any patent infringement suit that may be brought against us by a third party, we may lose the ability to practice certain subject matter delineated by patent claims that we have exclusive rights to, whether by ownership or by license, and that may have a material adverse effect on our business.


We rely upon trademarks and service marks to protect our rights to the intellectual property used in our business. On October 29, 2003, we filed a lawsuit against Centocor, Inc. to prevent Centocor's use of the term "I.M.I.D.s" in connection Centocor's products, which use, we believe, is likely to cause confusion with our IMiDs(TM) mark for compounds being developed by us to treat cancer and inflammatory diseases. If we are not successful in this suit, it may be necessary for us to adopt a different trademark for that class of compounds and thereby lose the value we believe we have built in the IMiDs(TM) mark.


Further, we rely upon unpatented proprietary and trade secret technology that we try to protect, in part, by confidentiality agreements with our collaborative partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. If these agreements are breached, we may not have adequate remedies for any such breach. Despite precautions taken by us, others may obtain access to or independently develop our proprietary technology or such technology may be found to be non-proprietary or not a trade secret.

In addition, our right to practice the inventions claimed in some patents that relate to THALOMID(R) arises under licenses granted to us by others, including The Rockefeller University and Children's Medical Center Corporation, or CMCC. In addition to these patents, which relate to thalidomide, we have also licensed from CMCC certain patents relating to thalidomide analogs. In December 2002, we entered into an exclusive license agreement with CMCC and EntreMed. Inc. in connection with the settlement of certain pending litigation by and among us, EntreMed, and the U.S. Patent and Trademark Office relating to the issuance of certain CMCC patent applications covering thalidomide analogs. These patent applications had been licensed exclusively to EntreMed in the field of thalidomide analogs. In conjunction with the settlement of these suits, we acquired preferred shares and warrants which, if converted into EntreMed common shares, would constitute, as of March 31, 2003, 49% of the outstanding shares of EntreMed, and EntreMed terminated its license agreements with CMCC relating to thalidomide analogs. In turn, CMCC exclusively licensed to us these patents and patent applications, which relate to analogs, metabolites, precursors and hydrolysis products of thalidomide, and all stereoisomers thereof. The December 2002 exclusive license to us is worldwide and royalty-bearing, and grants us complete control over the prosecution of the licensed thalidomide analog patent rights. The December 2002 agreement also grants us an option to inventions in the field of thalidomide analogs that may be developed at CMCC in the laboratory of Dr. Robert D'Amato, pursuant to the terms and conditions of a separate Sponsored Research Agreement negotiated between us and CMCC.

While we believe these confidentiality and license agreements to be valid and enforceable, our rights under these agreements may not continue or disputes concerning these agreements may arise. If any of the foregoing should occur, we may be unable to rely upon our unpatented proprietary and trade secret technology, or we may be unable to use the third party proprietary technology we have licensed-in, either of which may prevent or hamper us from successfully pursuing our business.

THE PHARMACEUTICAL INDUSTRY IS HIGHLY COMPETITIVE AND SUBJECT TO RAPID AND SIGNIFICANT TECHNOLOGICAL CHANGE.

The pharmaceutical industry in which we operate is highly competitive and subject to rapid and significant technological change. Our present and potential competitors include major pharmaceutical and biotechnology companies, as well as specialty pharmaceutical firms, such as:

o Bristol-Myers Squibb Co., which potentially competes in clinical trials with our IMiDs(TM)and SelCIDs(TM);

o Genentech Inc., which potentially competes in clinical trials with our IMiDs(TM)and SelCIDs(TM);

o AstraZeneca, which potentially competes in clinical trials with our IMiDs(TM)and SelCIDs(TM);

o Millennium Pharmaceuticals, which potentially competes in clinical trials with our IMiDs(TM)and SelCIDs(TM)as well as with THALOMID(R);

o Genta Inc., which potentially competes with our IMiDs(TM)and SelCIDs(TM)as well as with THALOMID(R);

o Cell Therapeutics, which potentially competes in clinical trials with our IMiDs(TM)and SelCIDs(TM)as well as with THALOMID(R);

o Vertex Pharmaceuticals Inc., which potentially competes in clinical trials with our kinase inhibitors; and

o IDEC Pharmaceuticals Corporation and Ilex Oncology, Inc., both of which are generally developing drugs that address the oncology and immunology markets, although we are not aware of specific competing products.

Many of these companies have considerably greater financial, technical and marketing resources than us. We also experience competition from universities and other research institutions and, in some instances, we compete with others in acquiring technology from these sources. The pharmaceutical industry has undergone, and is expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances in the field are made and become more widely known. The development of products or processes by our competitors with significant advantages over those that we are seeking to develop could cause the marketability of our products to stagnate or decline.

SALES OF OUR PRODUCTS ARE DEPENDENT ON THIRD-PARTY REIMBURSEMENT.

Sales of our products will depend, in part, on the extent to which the costs of our products will be paid by health maintenance, managed care, pharmacy benefit and similar health care management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. These health care management organizations and third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been targeted in this effort. If these organizations and third-party payors do not consider our products to be cost-effective, they may not reimburse providers of our products or, if they do, the level of reimbursement may not be sufficient to allow us to sell our products on a profitable basis.

WE MAY NOT REALIZE THE BENEFITS OF THE COMBINED BUSINESSES AS A RESULT OF THE ANTHROGENESIS ACQUISITION, WHICH COULD DIMINISH THE EXPECTED BENEFITS OF THE ACQUISITION.

Achieving the expected benefits of the Anthrogenesis acquisition, which was consummated on December 31, 2002, will depend in large part on the successful integration and management of certain aspects of the combined businesses in a timely and efficient manner and the scale-up and commercialization of Anthrogenesis' technologies and products. We must integrate the information systems, product development, administration and other operations of the combined company. This may be difficult and unpredictable because of possible cultural conflicts and different opinions on technical, operational and other integration decisions. We must also integrate the employees of the combined company. The operations, management and personnel of the combined company may not be compatible, and we may experience the loss of key personnel for that reason.

We expect to incur costs from integrating Anthrogenesis' operations and personnel. These costs may be substantial and may include costs for:

o    employee retention and development; and

o    integration of operating policies, procedures and systems.

If we are not successful in these integration efforts, we may not realize the full expected benefits of the Anthrogenesis acquisition.

RISKS RELATED TO OUR COMMON STOCK

THE PRICE OF OUR COMMON STOCK, AND THEREFORE OF THE NOTES, MAY FLUCTUATE SIGNIFICANTLY, WHICH MAY MAKE IT DIFFICULT FOR YOU TO RESELL THE NOTES, OR COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES, WHEN YOU WANT OR AT PRICES YOU FIND ATTRACTIVE.


There has been significant volatility in the market prices for publicly traded shares of biopharmaceutical companies, including ours. We expect that the market price of our common stock will continue to fluctuate. Because the notes are convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the notes. Holders who have received common stock upon conversion will also be subject to the risk of volatility and depressed prices. In 2001, the intra-day price of our common stock fluctuated from a high of $38.88 to a low of $14.40. In 2002, the intra-day price of our common stock fluctuated from a high of $32.20 to a low of $11.32. During the nine-month period ended September 30, 2003, the intra-day price of our common stock fluctuated from a high of $48.88 to a low of $20.15. On October 31, 2003, our common stock closed at a price of $41.69. The price of our common stock may not remain at or exceed current levels. The following factors may have an adverse impact on the market price of our common stock:


o    results of our clinical trials;

o    announcements of technical or product developments by our competitors;

o    market conditions for pharmaceutical and biotechnology stocks;

o    market conditions generally;

o    governmental regulation;

o    health care legislation;

o public announcements regarding medical advances in the treatment of the disease states that we are targeting;

o    patent or proprietary rights developments;

o    changes in third-party reimbursement policies for our products; or

o    fluctuations in our operating results.

In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock and the notes.

THE NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

Future sales of substantial amounts of our common stock could adversely affect the market price of our common stock. As of October 31, 2003, there were outstanding stock options and warrants for 11,872,310 shares of common stock, of which 10,797,246 were currently exercisable at an exercise price range between $0.15 and $70.00, with an average exercise price of $22.96. These amounts include outstanding options and warrants of Anthrogenesis that we assumed as part of our acquisition of Anthrogenesis on December 31, 2002 and that were converted into outstanding options and warrants of our common stock pursuant to an exchange ratio.

OUR SHAREHOLDER RIGHTS PLAN AND CERTAIN CHARTER AND BY-LAW PROVISIONS MAY DETER A THIRD PARTY FROM ACQUIRING US AND MAY IMPEDE THE STOCKHOLDERS' ABILITY TO REMOVE AND REPLACE OUR MANAGEMENT OR BOARD OF DIRECTORS.

Our board of directors has adopted a shareholder rights plan, the purpose of which is to protect stockholders against unsolicited attempts to acquire control of us that do not offer a fair price to all of our stockholders. The rights plan may have the effect of dissuading a potential acquirer from making an offer for our common stock at a price that represents a premium to the then current trading price.

Our board of directors has the authority to issue, at any time, without further stockholder approval, up to 5,000,000 shares of preferred stock, and to determine the price, rights, privileges and preferences of those shares. An issuance of preferred stock could discourage a third party from acquiring a majority of our outstanding voting stock. Additionally, our board of directors has adopted certain amendments to our by-laws intended to strengthen the board's position in the event of a hostile takeover attempt. These provisions could impede the stockholders' ability to remove and replace our management and/or board of directors.

Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, which may also dissuade a potential inquirer of our common stock.

RISKS RELATED TO THE NOTES

CONVERSION OF THE NOTES WILL DILUTE THE OWNERSHIP INTEREST OF EXISTING STOCKHOLDERS AND COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants.

THE NOTES ARE UNSECURED AND, THEREFORE, ARE EFFECTIVELY SUBORDINATED TO ANY OF OUR SECURED DEBT AND ARE EFFECTIVELY SUBORDINATED TO ALL LIABILITIES OF OUR SUBSIDIARIES.

The notes are not secured by any of our assets or those of our subsidiaries. As a result the notes are effectively subordinated to any secured debt we may incur. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes.

In addition, as debt of Celgene Corporation, the notes are effectively subordinated to all debt and other liabilities, including trade payables, of our subsidiaries. As of September 30, 2003, our subsidiaries had total liabilities of approximately $9.9 million, excluding intercompany liabilities.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE FUNDAMENTAL CHANGE REDEMPTION OPTION.

If a fundamental change, as described under the heading "Description of Notes--Redemption at Option of the Holder," occurs prior to maturity, we may be required to redeem all or part of the notes. We may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or may expressly prohibit our redemption of the notes upon a fundamental change or provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

NO PUBLIC MARKET EXISTS FOR THE NOTES, AND THE RESALE OF THE NOTES IS SUBJECT TO UNCERTAINTIES REGARDING THE EXISTENCE OF ANY TRADING MARKET FOR THE NOTES.

The notes are a new issue of securities for which there is currently no public market. We do not intend to list the notes on any national securities exchange or automated quotation system. We cannot assure you that an active or sustained trading market for the notes will develop or that the holders will be able to sell their notes. The initial purchaser has informed us that it intends to make a market in the notes, but it is not obligated to do so, and its market-making may be interrupted or discontinued without notice at any time.

Moreover, even if the holders are able to sell their notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

THE FUNDAMENTAL CHANGE REDEMPTION RIGHTS IN THE NOTES COULD DISCOURAGE A POTENTIAL ACQUIRER.

The fundamental change redemption rights in the notes could discourage a potential acquirer. However, this fundamental change redemption feature is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.


                           FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus are forward-looking statements concerning our business, financial condition, results of operations and economic performance. Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and within the meaning of
Section 21E of the Securities Exchange Act of 1934 are included, for example, in the discussions about:

o    our strategy;

o    new product development or product introduction;

o    product sales, royalties and contract revenues;

o    expenses and net income;

o    our credit risk management;

o    our liquidity;

o    our asset/liability risk management; and

o    our operational and legal risks.

These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors."

                                 USE OF PROCEEDS


The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales. See "Selling Securityholders" for a list of those persons or entities receiving proceeds from the sale of the notes and underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                      9 MONTHS
                                                         YEARS ENDED DECEMBER 31,                       ENDED
                                     -------------------------------------------------------------------------------
                                                                                                      September 30,
                                        1998       1999        2000        2001         2002            2003
                                     -------------------------------------------------------------------------------
                                                               DOLLARS IN THOUSANDS
Ratio of earnings to fixed charges          --           --           --           --           --       3.05
Deficiency of earnings available
   to cover fixed charges            $ (36,379)   $ (32,655)   $ (18,813)   $  (4,136)   $(101,099)        --


         For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of our pretax income from continuing operations and fixed charges less capitalized interest. Fixed charges consist of interest expense, amortization of debt discount, premium and expense, capitalized interest and a portion of lease payments considered to represent an interest factor.

                              DESCRIPTION OF NOTES


The notes were issued under an indenture dated as of June 3, 2003, between Celgene, as issuer, and The Bank of New York, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement between us and Morgan Stanley & Co. Incorporated, as initial purchaser listed in that agreement, dated as of June 3, 2003. Copies of the indenture and the registration rights agreement are filed as exhibits to the registration statement of which this prospectus forms a part. You may also request a copy of the indenture and the registration rights agreement from the trustee.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this propectus by reference. We urge you to read the indenture because it and not this description defines your rights as a holder of notes.

As used in this "Description of Notes" section, references to "Celgene," "we," "our" or "us" refer solely to Celgene Corporation and not to our subsidiaries.

GENERAL

The notes are general unsecured obligations of Celgene and rank on a parity with all of our other existing and future senior unsecured debt and prior to all of our subordinated debt. The notes are effectively subordinated to all debts and other liabilities of our subsidiaries. The notes are convertible into common stock as described under "--Conversion of Notes." We may not redeem the notes prior to maturity.

On June 3, 2003 we issued and sold $400,000,000 aggregate principal amount of the notes in a private placement. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on June 1, 2008 unless earlier converted or redeemed upon a fundamental change.

Neither we nor any of our subsidiaries is subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries is restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under "--Redemption at Option of the Holder."

The notes bear interest at a rate of 1.75% per annum from June 3, 2003. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. We will pay interest on June 1 and December 1 of each year, beginning December 1, 2003, to record holders at the close of business on the preceding May 15 and November 15, as the case may be, except interest payable upon redemption upon a fundamental change will be paid to the person to whom principal is payable. Payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date or redemption date, as the case may be.

We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations. The office will initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds.

However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

CONVERSION OF NOTES

You may convert any of your notes, in whole or in part, into common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption of the notes.

The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. The initial conversion rate for the notes is 20.6398 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $48.45 per share. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your redemption notice. Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price of our common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder's fractional shares, will be deemed to satisfy our obligation to pay:

o    the principal amount of the note; and

o accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date following a fundamental change that is after a record date but on or prior to the next succeeding interest payment date or (2) to the extent of any overdue interest at the time of conversion with respect to such note.

To convert your note into common stock you must:

o complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

o    surrender the note to the conversion agent;

o    if required, furnish appropriate endorsements and transfer documents;

o    if required, pay all transfer or similar taxes; and

o if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture. If you hold a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with DTC's procedures for converting a beneficial interest in a global note.

We will adjust the conversion rate if any of the following events occurs:

         (1) we issue common stock as a dividend or distribution on our common stock;

         (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock;

         (3)  we subdivide or combine our common stock;

         (4) we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

o   rights or warrants specified above;

o   dividends or distributions specified above; and

o   cash distributions.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

         (5) we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividends per share of common stock in any twelve month period does not exceed 5.0% of the average of the closing sale prices of the common stock during the ten trading days immediately prior to the declaration date of the dividend, calculated at the time of each distribution.

If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

         (6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

         (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer and, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

o the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

o the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

To the extent that we have a rights plan in effect at the time of any conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under such rights plan, unless prior to any conversion the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of such separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

o    any reclassification of our common stock;

o    a consolidation, merger or combination involving us; or

o a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See "U.S. Federal Income Tax Considerations."

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "U.S. Federal Income Tax Considerations."

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

OPTIONAL REDEMPTION BY CELGENE

We may not redeem the notes at our option in whole or in part prior to maturity.

REDEMPTION AT OPTION OF THE HOLDER

If a fundamental change of Celgene occurs at any time prior to the maturity of the notes, you may require us to redeem your notes, in whole or in part, on a redemption date that is 30 days after the date of our notice of the fundamental change. The notes will be redeemable in integral multiples of $1,000 principal amount.

We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the redemption date.

We will mail to all record holders a notice of a fundamental change within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice. We will promptly pay the redemption price for notes surrendered for redemption following the later of the redemption date and the time of book-entry transfer or delivery of the notes to be redeemed, duly endorsed for transfer. If the paying agent holds money sufficient to pay the redemption price for any note on the business day following the redemption date, then, on and after such date, the notes will cease to be outstanding, interest will cease to accrue and all other rights of the holder will terminate, except the right to receive the redemption price. This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

You may withdraw any written redemption notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the redemption date. The withdrawal notice must state:

o    the principal amount of the withdrawn notes;

o if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

o the principal amount, if any, that remains subject to the redemption notice.

A "fundamental change" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

o is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

o is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar U.S. system of automated dissemination of quotations of securities prices.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in the event of a fundamental change.

These fundamental change redemption rights could discourage a potential acquirer. However, this fundamental change redemption feature is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or may expressly prohibit our redemption of the notes upon a fundamental change or provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

MERGER AND SALE OF ASSETS BY CELGENE

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

o we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

o the successor person assumes all of our obligations under the notes and the indenture;

o after giving effect to such transaction, there is no event of default, and no event that, after notice or passage of time or both, would become an event of default; and

o we have delivered to the trustee an officers' certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

EVENTS OF DEFAULT; NOTICE AND WAIVER

The following are events of default under the indenture:

o we fail to pay principal or premium, if any, when due at maturity, upon redemption or otherwise on the notes;

o we fail to pay any interest, including liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

o    we fail to convert the notes upon exercise of a holder's conversion right;

o we fail to provide notice of the occurrence of a fundamental change on a timely basis;

o we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

o    certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

The holders of a majority of outstanding notes have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

o    the holder has given the trustee written notice of an event of default;

o the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

o the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

o the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

o the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

MODIFICATION AND WAIVER

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

o    extend the fixed maturity of any note;

o reduce the rate or extend the time for payment of interest, including liquidated damages, if any, on any note;

o    reduce the principal amount or premium of any note;

o    reduce any amount payable upon redemption of any note;

o adversely change our obligation to redeem any note upon a fundamental change;

o    impair the right of a holder to institute suit for payment on any note;

o    change the currency in which any note is payable;

o impair the right of a holder to convert any note or reduce the number of shares or the amount of any other property receivable upon conversion;

o    reduce the quorum or voting requirements under the indenture;

o change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

o subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

o reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

FORM, DENOMINATION AND REGISTRATION

The notes were issued:

o    in fully registered form;

o    without interest coupons; and

o in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

Notes that were sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act were evidenced by one or more global notes which were deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

You may hold your beneficial interests in a global note directly through DTC if you are a participant in DTC, or indirectly through organizations that are participants in DTC (called "participants"). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

If you are not a participant, you may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

o    not be entitled to have certificates registered in their names;

o not receive physical delivery of certificates in definitive registered form; and

o    not be considered holders of the global note.

We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

o for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

o for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC's practice is to credit participants' accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name."

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

o a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

o    "clearing corporation" within the meaning of the Uniform Commercial Code;
     and

o "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

REGISTRATION RIGHTS OF THE NOTEHOLDERS

We entered into a registration rights agreement with the initial purchaser of the notes under which we were required to file a shelf registration statement, of which this prospectus forms a part, with the Securities and Exchange Commission covering the resale of the registrable securities by September 1, 2003, and we are required to use best efforts to cause the shelf registration to become effective by November 30, 2003. In addition, we are required to use our reasonable best efforts to keep the shelf registration statement of which this prospectus is a part effective until the earlier of:

o the time where all of the registrable securities have been sold pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force; or

o the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act, or any successor provision.

When we use the term "registrable securities" in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

o the effective registration under the Securities Act and the resale of the registrable securities in accordance with the registration statement;

o the expiration of the holding period under Rule 144(k) under the Securities Act; and

o the sale of the registrable securities to the public pursuant to Rule 144 under the Securities Act.

We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

o    exceed 30 days in any three-month period; or

o    an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

We will pay predetermined liquidated damages on any interest payment date if the shelf registration statement is not timely made effective or if the prospectus is unavailable for periods in excess of those permitted above:

o on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is made effective or during the additional period this prospectus is unavailable; and

o on the common stock that has been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate during such periods.

A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

o    be named as a selling stockholder in this prospectus;

o    deliver a prospectus to purchasers; and

o be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

o    pay all expenses of the shelf registration statement;

o    provide each registered holder copies of this prospectus;

o    notify holders when the shelf registration statement has become effective;
     and

o take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution of the shelf registration statement will permit resales of registrable securities by selling security holders though brokers and dealers.

In order to be named as a selling stockholder in the prospectus at the time of effectiveness of the shelf registration statement, you must complete and deliver the questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

RULE 144A INFORMATION REQUEST

We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

INFORMATION CONCERNING THE TRUSTEE

We have appointed The Bank of New York, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

GOVERNING LAW

The notes and the indenture shall be governed by and construed in accordance with the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK


Our authorized capital stock consists of 120,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share, of which 520 shares have been designated Series A convertible preferred stock and 20,000 shares have been designated as Series B convertible preferred stock. As of October 31, 2003, there were 81,210,352 shares of common stock outstanding, no shares of Series A convertible preferred stock outstanding and no shares of Series B convertible preferred stock outstanding.

COMMON STOCK

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, and subject to any preferential dividend rights of any then outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to any liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares offered hereby will be when issued and paid for, fully paid and non-assessable.

PREFERRED STOCK

Our board of directors has the authority, subject to certain restrictions, without further stockholder approval, to issue, at any time and from time to time, shares of preferred stock in one or more series. Each such series shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights, to the full extent now or hereafter permitted by the laws of the State of Delaware.

The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of the common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of preferred stock would typically be entitled to receive a preference payment.

SHAREHOLDER RIGHTS PLAN

Our board of directors has adopted a shareholder rights plan. The shareholder rights plan was adopted to give our board of directors increased power to negotiate in our best interests and to discourage appropriation of control of us at a price that is unfair to our stockholders. It is not intended to prevent fair offers for acquisition of control determined by our board of directors to be in the best interests of us and our stockholders, nor is it intended to prevent a person or group from obtaining representation on or control of our board of directors through a proxy contest, or to relieve our board of directors of its fiduciary duty to consider any proposal for our acquisition in good faith.

The shareholder rights plan involves the distribution of one "right" as a dividend on each outstanding share of our common stock to all holders of record on September 26, 1996, and an ongoing distribution of one right with respect to each share of our common stock issued subsequently. Each right shall entitle the holder to purchase one-tenth of a share of common stock. The rights trade in tandem with the common stock until, and become exercisable upon, the occurrence of certain triggering events, and the exercise price is based on the estimated long-term value of our common stock. The exercise of these rights becomes economically attractive upon the triggering of certain "flip-in" or "flip-over" rights which work in conjunction with the shareholder rights plan's basic provisions. The flip-in rights will permit their holders to purchase shares of common stock at a discounted rate, resulting in substantial dilution of an acquiror's voting and economic interests in us. The flip-over element of the shareholder rights plan involves some mergers or significant asset purchases, which trigger certain rights to purchase shares of the acquiring or surviving company at a discount. The shareholder rights plan contains a "permitted offer" exception which allows offers determined by our board of directors to be in our best interests and our stockholders to take place free of the diluting effects of the shareholder rights plan's mechanisms.

Our board of directors retains the right, at all times prior to acquisition of 15% or more of our voting common stock by an acquiror, to discontinue the shareholder rights plan through the redemption of all rights, or to amend the shareholder rights plan in any respect. We have recently amended the shareholder rights plan to provide that a qualified institutional investor (as defined in the amendment) will not trigger any rights under the plan until it beneficially owns at least 17% of the shares of our outstanding common stock, rather than 15%.

DELAWARE LAW AND SOME BY-LAW PROVISIONS

Our board of directors has adopted certain amendments to our by-laws intended to strengthen our board of directors' position in the event of a hostile takeover attempt. These by-law provisions have the following effects:

o they provide that only persons who are nominated in accordance with the procedures set forth in the by-laws shall be eligible for election as our directors, except as may be otherwise provided in the by-laws;

o they provide that only business brought before the annual meeting by our board of directors or by a stockholder who complies with the procedures set forth in the by-laws may be transacted at an annual meeting of stockholders;

o they provide that only the chairman of the board, if any, the chief executive officer, the president, the secretary or a majority of our board of directors may call special meetings of our stockholders;

o they establish a procedure for our board of directors to fix the record date whenever stockholder action by written consent is undertaken; and

o they require a vote of holders of two-thirds of the outstanding shares of common stock to amend certain by-law provisions.

Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. It is located at 59 Maiden Lane, New York, NY 10038, and its telephone number is (718) 921-8200.

                     U.S. FEDERAL INCOME TAX CONSIDERATIONS


This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect or different interpretations. In either case, the tax consequences of purchasing, owning or disposing of the notes or the common stock could differ from those described in this summary. This summary generally applies only to U.S. holders that purchase the notes in the initial offering at their issue price and hold the notes or common stock as capital assets, generally property held for investment purposes.

For purposes of this summary, U.S. holders are beneficial owners of the notes or the common stock that, for U.S. federal income tax purposes, are:

o    citizens or residents of the United States;

o a corporation created or organized under the laws of the United States or any State thereof (including the District of Columbia);

o an estate if its income is subject to U.S. federal income taxation regardless of its source; or

o a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A non-U.S. holder is a holder that is not a U.S. holder.

This summary generally does not address tax considerations that may be relevant to particular investors, such as:

o    financial institutions;

o    insurance companies;

o partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

o    real estate investment trusts;

o    regulated investment companies;

o    grantor trusts;

o    dealers or traders in securities or currencies;

o    tax-exempt entities;

o persons that will hold the notes or common stock as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

o U.S. holders that have a "functional currency" other than the United States dollar; and

o    persons subject to the alternative minimum tax.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

U.S. HOLDERS

Taxation of Interest

U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting for U.S. federal income tax purposes. It is expected that the notes will be issued without original issue discount for U.S. federal income tax purposes; however, if the "stated redemption price at maturity" of the notes (generally, the sum of all payments required under the notes other than payments of stated interest) exceeds their issue price by more than a de minimis amount, a U.S. holder will be required to include such excess in gross income as original issue discount, as it accrues, using a constant-yield method.

We may be required to make additional payments to holders of the notes if we do not file or cause to become effective a registration statement, as described under "Description of Notes -- Registration Rights of the Noteholders," or if there is an event of default under the notes. The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder's interest income if the contingency is "remote." We believe that the possibility is remote that we will make the additional payments described above. Our determination in this regard is binding on U.S. holders unless they disclose their contrary position.

Sale, Exchange or Redemption of the Notes

A U.S. holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder's tax basis in the note generally will equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation. The registration of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. holder will not recognize any gain or loss upon such registration.

Conversion of the Notes for Common Stock

A U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock, except that the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest as described under "U.S. Holders--Taxation of Interest," above. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of his basis in the common stock attributable to the fractional share. The holder's aggregate basis in the common stock will equal the holder's adjusted basis in the note, increased, for a cash method holder, by the amount of income recognized with respect to accrued interest, and decreased by the portion of basis allocable to the fractional share. The holder's holding period for the common stock will include the period during which he held the note, except that the holding period of any common stock received with respect to accrued interest will commence on the date after conversion.

Constructive Dividends

If at any time the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend, for U.S. federal income tax purposes, to the holders of the notes. For example, an increase in the conversion rate in the event of distributions of our debt instruments, or our assets, or an increase in the event of an extraordinary cash dividend, generally will result in deemed dividend treatment to the holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not.

Dividends

If, after a U.S. holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. In the case of certain taxpayers, including individuals, the federal income tax rate applicable to dividends may be lower than the rate applicable to other categories of ordinary income. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in the common stock. Any remaining excess will be treated as capital gain. If the U.S. holder is a U.S. corporation, it generally would be able to claim a dividends received deduction equal to a portion of any dividends received, subject to customary limitations and conditions.

Sale or Exchange of Common Stock

A U.S. holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the shares for more than one year. The registration of the common stock issuable upon conversion of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. holder will not recognize any gain or loss upon such registration.

NON-U.S. HOLDERS

Taxation of Interest

Payments of interest to non-U.S. holders generally are subject to U.S. federal income tax at a rate of 30%, collected by means of withholding by the payor. Payments of interest on the notes to most non-U.S. holders, however, will qualify as portfolio interest, and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exemption will not apply to payments of interest to a non-U.S. holder that:

o    owns, directly or indirectly, at least 10% of our voting stock, or

o    is a "controlled foreign corporation" that is related to us.

If payments of interest do not qualify as portfolio interest, the 30% withholding tax might not apply, or might apply at a reduced rate, under the terms of an income tax treaty between the United States and the non-U.S. holder's country of residence. The portfolio interest exemption, entitlement to treaty benefits and several of the special rules for non-U.S. holders described below apply only if the holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement in the manner described under "Backup Withholding and Information Reporting," below.

Sale, Exchange or Redemption of Notes

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of the notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

o the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

o the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

o the non-U.S. holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or

o the rules of the Foreign Investment in Real Property Tax Act ("FIRPTA") (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or have been within the shorter of the five-year period preceding such sale, exchange or disposition and the period the non-U.S. holder held the notes, a U.S. real property holding corporation ("USRPHC"). In general, we would be a USRPHC if our interests in U.S. real estate equal or exceed 50% of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Conversion of the Notes

A non-U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder's receipt of cash would also generally not be subject to U.S. federal income tax. See "Non-U.S. Holders-- Sale or Exchange of Common Stock," below.

Dividends

Dividends (including any constructive dividends resulting from certain adjustments to the conversion rate, see "U.S. Holders -- Constructive Dividends," above) paid to a non-U.S. holder on common stock received on conversion of a note generally will be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status as described under "Backup Withholding and Information Reporting," below.

Sale or Exchange of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of common stock. This general rule, however, is subject to exceptions. For example, the gain would be subject to U.S. federal income tax if:

o the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

o the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

o the non-U.S. holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or

o the FIRPTA rules treat the gain as effectively connected with a U.S. trade or business.

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a non-U.S. holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on notes, dividends on common stock or gain from the sale, exchange or other disposition of notes or common stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax in the same manner as if derived by a U.S. holder. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim this exemption from withholding, the holder must certify its qualification by filing Internal Revenue Service ("IRS") Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that are effectively connected with its U.S. trade or business generally would be subject to a branch profits tax. The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by backup withholding rules. These rules require the payors to withhold tax at a rate of up to 31% from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number or repeatedly failing to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments of interest or dividends to non-corporate U.S. holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

The information reporting and backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments of dividends on common stock or interest on notes to non-U.S. holders generally will not be subject to information reporting or backup withholding assuming appropriate certification requirements are satisfied. A non-U.S. holder can meet this certification requirement by providing an IRS Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the notes through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Payments made to U.S. holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Payments made to a non-U.S. holder by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding provided the holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided the required information is furnished to the IRS.

DISCLOSURE AUTHORIZATION

Notwithstanding anything herein to the contrary, investors (and each employee, representative or other agent of the investors) may disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the offering and all materials of any kind (including opinions or other tax analyses) that are provided to the investors relating to such tax treatment and tax structure. For this purpose, "tax structure" is limited to facts relevant to the U.S. federal income tax treatment of the offering and does not include information relating to the identity of the issuer, its affiliates, agents or advisors.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.



                             SELLING SECURITYHOLDERS


We originally issued the notes in a private placement in June 2003. The notes were sold by the initial purchaser of the notes in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.

The following table sets forth information with respect to the selling securityholders and the principal amount of notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $400,000,000 aggregate principal amount of notes outstanding.

The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at an initial conversion rate of 20.6398 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. No selling securityholder named in the table below beneficially owns one percent or more of our common stock, based on 81,210,352 shares of common stock outstanding on October 31, 2003.

                                   Principal Amount
                                       of Notes                                                       Common Stock
                                     Beneficially                               Common Stock          Owned After
                                      Owned and          Percentage of          Owned Prior        Completion of the
             Name                   Offered Hereby     Notes Outstanding     to the Offering(1)         Offering
-----------------------------      ----------------    -----------------     ------------------    -------------------
Context Convertible Arbitrage
  Fund, L.P.                           $ 1,415,000           *                          29,205            --
TQA Master Fund,   Ltd.                $ 8,056,000          2.0%                       166,274            --
TQA Master Plus Fund, Ltd.             $ 5,444,000          1.4%                       112,363            --
Xavex-Convertible Arbitrage 7
  Fund                                 $ 1,000,000           *                          20,639            --
Wachovia Securities Inc.               $ 5,150,000          1.3%                       106,294            --
Wachovia Securities,
  International Ltd.                   $ 8,000,000          2.0%                       165,118            --
Context Convertible Arbitrage
  Offshore, Ltd.                       $ 2,335,000           *                          48,193            --
Sagamore Hill Hob  Fund Ltd.           $ 5,000,000          1.3%                       103,199            --
Barclays Global Investors
  Equity  Hedge Fund I                 $    15,000           *                             309            --
Standard Global Equity
  Partners, L.P.                       $   386,000           *                           7,966            --
Standard Global  Equity
  Partners II, L.P.                    $    15,000           *                             309            --
Standard Pacific MAC 16, Ltd.          $    63,000           *                           1,300            --
Standard Pacific Capital
  Offshore  Fund, Ltd.                 $ 1,218,000           *                          25,139            --
Relay 3 Asset Holding Co.
  Limited                              $    16,000           *                             330            --
Scorpion Offshore Investment
  Fund, Ltd.                           $    90,000           *                           1,857            --
Standard Global Equity
  Partners SA, L.P.                    $   148,000           *                           3,054            --
SP Holdings Ltd.                       $    49,000           *                           1,011            --
Salomon Brothers Asset
  Management, Inc.                     $ 5,500,000          1.4%                       113,518            --
Fore Convertible Masterfund
  Ltd.                                 $ 2,000,000           *                          41,279            --
TD Securities (USA) Inc.               $ 2,000,000           *                          41,279            --
Credit Suisse First Boston LLC         $   400,000           *                           8,255            --
ZCM Asset Holding Company, LLC         $ 1,150,000           *                          23,735            --
Hourglass Master Fund, Ltd.            $10,350,000          2.6%                       213,621            --
US Bancorp Piper Jaffray               $ 4,000,000          1.0%                        82,559            --
Akela Capital Master Fund,
  Ltd.                                 $ 8,500,000          2.1%                       175,438            --
Zurich Institutional
  Benchmarks Master Fund Ltd.          $ 2,000,000           *                          23,921            --
Hotel Union & Hotel Industry
  of Hawaii Pension Plan               $   206,000           *                           4,251            --
BP Amoco PLC Master Trust              $   575,000           *                          11,867            --
Viacom Inc. Pension Plan
  Master Trust                         $    17,000           *                             350            --


                                   Principal Amount
                                       of Notes                                                      Common Stock
                                     Beneficially                               Common Stock          Owned After
                                      Owned and          Percentage of           Owned Prior       Completion of the
             Name                   Offered Hereby     Notes Outstanding     to the Offering(1)         Offering
-----------------------------      ----------------    -----------------     ------------------    -------------------

Sphinx Convertible Arb Fund
  SPC                                  $   191,000           *                           3,942            --
Jefferies & Company Inc.               $     4,000           *                              82            --
Arkansas PERS                          $   325,000           *                           6,707            --
ICI American Holdings Trust            $   105,000           *                           2,167            --
Zeneca Holdings Trust                  $   115,000                                       2,373
Delaware PERS                          $   465,000           *                           9,597            --
Southern Farm Bureau Life
  Insurance                            $   745,000           *                          15,376            --
Syngenta AG                            $    80,000           *                           1,651            --
Prudential Insurance Company
  of America                           $    30,000           *                             619            --
AIG/National Union Fire
  Insurance                            $   145,000           *                           2,992            --
Boilermakers Blacksmith
  Pension Trust                        $ 1,265,000           *                          26,109            --
State of Oregon/ SAIF
  Corporation                          $ 2,925,000           *                          60,371            --
State of Oregon/ Equity                $ 1,475,000           *                          30,443            --
Duke Endowment                         $   165,000           *                           3,405            --
Delta Airlines Master Trust            $   375,000           *                           7,739
Nuveen Preferred &
  Convertible Income Fund              $ 2,065,000           *                          42,621            --
C&H Sugar Company Inc.                 $   125,000           *                           2,579            --
Froley Revy Investment
  Convertible Security Fund            $    50,000           *                           1,031            --
Attorney's Title Insurance
  Fund                                 $    70,000           *                           1,444            --
Aloha Airlines Non-Pilots
  Pension Trust                        $   100,000           *                           2,063            --
Aloha Pilots Retirement Trust          $    50,000           *                           1,031            --
Hillbloom Foundation                   $    40,000           *                             825            --
Hawaiian Airlines Pension
  Plan for Salaried Employees          $     5,000           *                             103            --
Hawaiian Airlines Pilots
  Retirement Plan                      $    85,000           *                           1,754            --
Hawaiian Airlines Employees
  Pension Plan--IAM                    $    30,000           *                             619            --
Drury University                       $    20,000           *                             412            --
US Bank FBO Benedictine
  Health Systems                       $   155,000           *                           3,199            --
Alexian Brothers Medical
  Center                               $   140,000           *                           2,889            --


                                   Principal Amount
                                       of Notes                                                       Common Stock
                                     Beneficially                               Common Stock          Owned After
                                      Owned and          Percentage of          Owned Prior        Completion of the
             Name                   Offered Hereby     Notes Outstanding     to the Offering(1)         Offering
-----------------------------      ----------------    -----------------     ------------------    -------------------
Meadow IAM Limited                     $ 1,120,000           *                          23,116            --
Clinton Multistrategy Master
  Fund, Ltd.                           $18,775,000          4.7%                       387,512            --
Clinton Riverside Convertible
  Portfolio Limited                    $18,855,000          4.7%                       389,163            --
McMahan Securities Co. L.P.            $ 1,120,000           *                          23,116            --
Oppenheimer Convertible
  Securities Fund                      $ 2,500,000           *                          51,599            --
Nomura Securities Intl Inc.            $ 5,000,000          1.3%                       103,199            --
Quest Global Convertible
  Master Fund Ltd.                     $   500,000           *                          10,319            --
Baptist Health of South
  Florida                              $   540,000           *                          11,145            --
Nicholas Applegate                                                                                        --
Capital Management
  Convertible Mutual Fund              $   655,000           *                          13,519            --
Wake Forest University                 $   440,000           *                           9,081            --
Engineers Joint Pension Fund           $   360,000           *                           7,430            --
San Diego County Convertibles          $ 1,660,000           *                          34,262            --
Arkansas Teachers Retirement           $ 3,865,000           *                          79,772            --
San Diego City Retirement              $   785,000           *                          16,202            --
Innovest Finanzdienstle                $ 1,000,000           *                          20,639            --
Wyoming State Treasurer                $   850,000                                      17,543
Calamos(R)Market Neutral
  Fund--Calamos(R) Investment
  Trust                                $ 7,600,000          1.9%                       156,862            --
OCM Convertible Trust                  $ 3,065,000           *                          63,260            --
Delta AirLines Master
  Trust--CV                            $ 1,100,000           *                          22,703            --
State Employees' Retirement
  Fund of the State of
  Delaware                             $ 1,215,000           *                          25,077            --
Partner Reinsurance Company
  Ltd.                                 $   910,000           *                          18,782            --
Chrysler Corporation Master
  Retirement Trust                     $ 2,610,000           *                          53,869            --
Motion Picture Industry
  Health Plan--Active Member
  Fund                                 $   285,000           *                           5,882            --
Motion Picture Industry
  Health Plan--Retiree
  Member Fund                          $   180,000           *                           3,715            --


                                   Principal Amount
                                       of Notes                                                       Common Stock
                                     Beneficially                               Common Stock          Owned After
                                      Owned and          Percentage of          Owned Prior        Completion of the
             Name                   Offered Hereby     Notes Outstanding     to the Offering(1)         Offering
-----------------------------      ----------------    -----------------     ------------------    -------------------

Delta Pilots Disability &
  Survivorship Trust--CV               $   535,000           *                          11,042            --
Vanguard Convertible
  Securities Fund, Inc.                $10,675,000          2.7%                       220,329            --
Microsoft Corp.                        $ 2,080,000           *                          42,930            --
Qwest Occupational Health
  Trust                                $   345,000           *                           7,120            --
Westbay International Corp.            $   205,000           *                           4,231            --
PSAM World Arb Fund Ltd.               $   173,000           *                           3,570            --
Spartan Partners LP                    $   351,000           *                           7,244            --
PSAM Panorama Fund Ltd.                $ 1,025,000           *                          21,155            --
HFR Global Master Trust                $   226,000           *                           4,664            --
PSAM GPS Fund Ltd.                     $   134,000                                       2,765            --
PSAM Allegro Partners LP               $   272,000           *                           5,614            --
Xavex Risk Arbitrage 5 Fund            $   114,000           *                           2,352            --
Wachovia Bank National
  Association                          $22,000,000          5.5%                       454,075            --
Pioneer High Yield Fund                $13,500,000          3.4%                       278,637            --
Pioneer U.S. High Yield Corp.
  Bond Sub Fund                        $ 1,500,000           *                          30,959            --
Wolverine Asset Management,
  LLC                                  $ 4,775,000          1.2%                        98,555            --
Associated Electric & Gas
  Insurance Services, Ltd.             $   500,000           *                          10,319            --
Deutsche Bank Securities               $ 7,500,000          1.8%                       154,798            --
Peoples Benefit Life
  Insurance Company TEAMSTERS          $ 3,000,000           *                          61,194            --
St. Albans Partners Ltd.               $ 3,000,000           *                          61,919            --
Yield Strategies Fund I, L.P.          $ 1,000,000           *                          20,639            --
Yield Strategies Fund II, L.P.         $ 1,000,000           *                          20,639            --
J.P. Morgan Securities Inc.            $18,500,000          4.6%                       381,836            --
BNP Paribas Arbitrage                  $ 7,500,000          1.9%                       154,798            --
Convertible Securities Fund            $    30,000           *                             619            --
Nations Convertible
  Securities Fund                      $ 3,970,000           *                          81,940            --
S.A.C. Capital Associates, LLC         $ 2,000,000           *                          41,279            --
AQR Capital
  Management, LLC                      $   500,000           *                          10,319            --


                                   Principal Amount
                                       of Notes                                                       Common Stock
                                     Beneficially                               Common Stock          Owned After
                                      Owned and          Percentage of          Owned Prior        Completion of the
             Name                   Offered Hereby     Notes Outstanding     to the Offering(1)         Offering
-----------------------------      ----------------    -----------------     ------------------    -------------------
UBS O'Connor LLC f/b/o
  O'Connor Global Convertible
  Arbitrage Master Ltd.                $ 7,000,000          1.7%                       144,478            --
Tewksbury Investment Fund Ltd.         $   200,000           *                           4,127            --
Citadel Equity Fund Ltd.               $ 6,125,000          1.5%                       126,418            --
Citadel Jackson Investment
  Fund Ltd.                            $   875,000           *                          18,059            --
Consulting Group Capital
  Markets Funds                        $   900,000           *                          18,575            --
Alexander Global Master Fund
  Ltd.                                 $12,000,000          3.0%                       247,677            --
Goldman Sachs & Company                $ 5,022,000          1.3%                       103,653            --
Kayne Anderson Income
  Partners, LP                         $    50,000           *                           1,031            --
Arbco Associates, L.P.                 $   450,000           *                           9,287            --
Kayne Anderson Capital Income
  Partners, L.P.                       $ 1,300,000           *                          26,831            --
Farbitrage Partners                    $   600,000           *                          12,383            --
HRF RV Performance Master
  Trust                                $   100,000           *                           2,063            --
AIG DKR SoundShore Strategic
  Holding Fund Ltd.                    $ 3,000,000           *                          41,279            --
Laurel Ridge Capital, LP               $ 5,000,000          1.3%                       103,199            --
Arbitrex Master Fund, L.P.             $ 5,000,000          1.3%                       103,199            --
Retail Clerks Pension Trust #2         $ 1,000,000           *                          20,639            --
DeepRock & Co.                         $ 1,000,000           *                          20,639            --
John Deere Pension Trust               $ 1,000,000           *                          20,639            --
Castle Convertible Fund, Inc.          $   250,000           *                           5,159            --
Excelsior Master Fund L.P.             $ 1,500,000           *                          30,959            --
Allstate Insurance Company             $ 1,000,000           *                          20,639            --
Value Line Convertible Fund
  Inc.                                 $   200,000           *                           4,127            --
Privilege Portfolio Sicay              $ 4,000,000           1%                         82,559            --
Banc of America Securities LLC         $ 2,225,000           *                          45,923            --
St. Thomas Trading, Inc.               $10,483,000          2.6%                       216,367            --
Man Convertible Bond Master
  Fund, Inc.                           $ 6,827,000          1.7%                       140,907            --
Grace Convertible Artitrage
  Fund, Ltd.                           $ 5,500,000          1.4%                       113,518            --
Putnam Convertible
  Income-Growth Trust                  $ 7,900,000          2.0%                       163,054            --
KBC Financial Products
  (Cayman Islands) Limited             $15,000,000          3.8%                       309,597            --
SSI Hedged Convertible Market
  Neutral L.P.                         $   404,000           *                           8,338            --
SSI Blended Market Neutral
  L.P.                                 $   444,000           *                           9,164            --
State of Maryland Agency               $     3,050           *                              62            --


                                   Principal Amount
                                       of Notes                                                       Common Stock
                                     Beneficially                               Common Stock          Owned After
                                      Owned and          Percentage of          Owned Prior        Completion of the
             Name                   Offered Hereby     Notes Outstanding     to the Offering(1)         Offering
-----------------------------      ----------------    -----------------     ------------------    -------------------
Delaware Public Employees
  Retirement System                    $     1,495           *                              30            --
City and County of San
  Francisco Retirement System          $     1,405           *                              28            --
Advent Convertible Master
  (Cayman) L.P.                        $     2,368           *                              48            --
HFR Arbitrage Fund                     $       140           *                               2            --
Alcon Laboratories                     $       368           *                               7            --
Occidental Petroleum
  Corporation                          $       255           *                               5            --
British Virgin Islands Social
  Security Board                       $        83           *                               1            --
New Orleans Firefighters
  Pension/Relief Fund                  $       129           *                               2            --
The Grable Foundation                  $        85           *                               1            --
City University of New York            $       143           *                               2            --
Grady Hospital Foundation              $       126           *                               2            --
Arapahoe County Colorado               $        58           *                               1            --
Pro-Mutual                             $       718                                          14            --
City of New Orleans                    $       193           *                               3            --
Municipal Employees                    $       229           *                               4            --
Policemen and Firemen
  Retirement System of the
  City of Detroit                      $       560           *                              11            --
Allentown City Police Pension
  Plan                                 $        31           *                               1            --
Trustmark Insurance                    $       325           *                               6            --
Arlington County Employees
  Retirement System                    $        82           *                               1            --
Asante Health Systems                  $       335           *                               6            --
Alpha US Sub Fund 4 LLC                $       130           *                               2            --
BP Amoco Corporation Master
  Trust for Employee Pension
  Plans                                $ 8,330,000          2.1%                       171,929            --
FA Convertible Arbitrage Ltd.          $    85,000           *                           1,754            --
Continental Casualty Company           $ 2,085,000           *                          43,033            --
Morgan Stanley & Co.
  Incorporated                         $ 1,630,000           *                          33,642            --
HFR CA Select Fund                     $   800,000           *                          16,511            --
San Diego County Employee
  Retirement Association               $ 1,700,000           *                          35,087            --
Zazove Convertible Arbitrage
  Fund, L.P.                           $ 4,750,000          1.2%                        98,039            --
Zazove Hedged Convertible
  Fund, L.P.                           $ 4,300,000          1.1%                        88,751            --
Zazove Income Fund, L.P.               $ 2,200,000           *                          45,407            --


*    Represents less than 1%

(1) Includes shares of common stock issuable upon conversion of the notes.

None of the selling securityholders or any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

The initial purchaser purchased all of the notes from us in a private transaction in June 2003. All of the notes were "restricted securities" under the Securities Act prior to this registration. The selling securityholders have represented to us that they purchased the notes for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exempt from such registration.

Information concerning the securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the number of shares of common stock issuable upon conversion of the notes is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION


We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

     o   directly by the selling securityholders; or

     o through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be underwriters. As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions. The notes and the underlying common stock may be sold in one or more transactions at:

     o   fixed prices;

     o   prevailing market prices at the time of sale;

     o   varying prices determined at the time of sale; or

     o   negotiated prices.

These sales may be effected in transactions:

     o on any national securities exchange or quotation service on which the notes or underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

     o   in the over-the-counter market;

     o in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     o   through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

In connection with the sales of the notes or the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes or the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes or the underlying common stock short and deliver notes or the underlying common stock to close out short positions, or loan or pledge notes or the underlying common stock to broker-dealers or financial institutions that, in turn, may sell the notes or the underlying common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock by the selling securityholders. Selling securityholders may decide to sell all or a portion of the notes or the underlying common stock offered by them pursuant to this prospectus or may decide to sell notes or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol "CELG." We do not intend to apply for listing of the notes on any securities exchange or national market system. Accordingly, no assurance can be given as to the liquidity of, or development of any trading market for, the notes.

The selling securityholders and any other persons participating in the distribution of the notes or underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market making activities with respect to the particular notes and underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability to engage in market making activities with respect to the notes and the underlying common stock.

Under the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

Proskauer Rose LLP, New York, New York, will pass on the validity of the issuance of the securities offered in this prospectus.

                                     EXPERTS

The consolidated financial statements and schedule of Celgene Corporation and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to the Company's adoption of Statement of Financial Accounting Standards No.141, "Business Combinations" effective July 1, 2001.

The statements in this prospectus under the caption "Risk Factors--We may not be able to protect our intellectual property" have been reviewed and approved by Mathews, Collins, Shepherd & McKay, P.A. and are included herein in reliance upon such review and approval as experts in U.S. patent law.

The statements in this prospectus that relate to U.S. patent rights licensed from The Rockefeller University and Children's Medical Center Corporation under the caption "Risk Factors--We may not be able to protect our intellectual property" have been reviewed and approved by Pennie & Edmonds LLP as our special patent counsel for these matters, and are included herein in reliance upon their review and approval as experts in U.S. patent law.

With the exception of statements regarding stem cell related activities, the statements describing legal and regulatory requirements in this prospectus under the caption "Risk Factors--The pharmaceutical industry is subject to extensive government regulation which presents numerous risks to us" have been reviewed and, assuming the accuracy of the factual statements made, approved by Kleinfeld, Kaplan and Becker, LLP, as experts in such matters, and are included herein in reliance upon such review and approval.


The statements in this prospectus that relate to trademarks under the caption "Risk Factors--We may not be able to protect our intellectual property" have been reviewed by Cozen O'Conner as our special trademarks counsel for these matters and are included herein in reliance upon such review and approval.




                       WHERE YOU CAN FIND MORE INFORMATION


We file reports with the Securities and Exchange Commission, or the SEC, on a regular basis that contain financial information and results of operations. You may read or copy any document that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. Our SEC filings are also available at the SEC's website at http://www.sec.gov.

Our common stock is listed on the Nasdaq National Market and we are required to file reports, proxy statements and other information with Nasdaq. You may read any document we file with Nasdaq at the offices of the Nasdaq Stock Market, Inc. which is located at 1735 K Street, N.W., Washington, D.C. 20006.


Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission's Internet website at http://www.sec.gov.

                           INCORPORATION BY REFERENCE


The SEC allows us to "incorporate by reference" information in documents that we file with it. We have elected to use a similar procedure in connection with this prospectus, which means that we can disclose important information by referring you to those documents that are considered part of this prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the notes and common stock under this prospectus.

o Our Annual Report on Forms 10-K and 10-K/A for our fiscal year ended December 31, 2002, which includes our consolidated financial statements as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002.

o Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

o Our Reports on Form 8-K filed on January 2 and 3, 2003, June 5, 2003, August 4 and 14, 2003 and October 23, 2003.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

         Investor Relations
         Celgene Corporation
         7 Powder Horn Drive
         Warren, New Jersey  07059
         Tel: (732) 271-1001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

An estimate (other than the SEC registration fee) of the fees and expenses of issuance and distribution of the common stock offered hereby all of which will be paid by Celgene Corporation ("Celgene") is as follows:


         SEC registration fee....................................  $ 32,360
         NASDAQ National Market listing fee......................  $ 22,500
         Trustee's fees and expenses.............................  $  7,500
         Legal fees and expenses.................................  $ 30,000
         Accounting fees and expenses............................  $ 25,000
         Printing Costs..........................................  $  1,124
                                    Total........................  $118,484


ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The General Corporation Law of the State of Delaware ("DGCL") permits Celgene and its stockholders to limit directors' exposure to liability for certain breaches of the directors' fiduciary duty, either in a suit on behalf of Celgene or in an action by stockholders of Celgene.

The Certificate of Incorporation of Celgene (the "Charter") eliminates the liability of directors to stockholders or Celgene for monetary damages arising out of the directors' breach of their fiduciary duty of care. The Charter also authorizes Celgene to indemnify its directors, officers, incorporators, employees and agents with respect to certain costs, expenses and amounts incurred in connection with an action, suit or proceeding by reason of the fact that such person was serving as a director, officer, incorporator, employee or agent of Celgene. In addition, the Charter permits Celgene to provide additional indemnification rights to its officers and directors and to indemnify them to the greatest extent possible under the DGCL. Celgene has entered into indemnification agreements with each of its officers and directors and intends to enter into indemnification agreements with each of its future officers and directors. Pursuant to such indemnification agreements, Celgene has agreed to indemnify its officers and directors against certain liabilities, including liabilities arising out of the offering made by this Registration Statement.

Celgene maintains a standard form of officers' and directors' liability insurance policy which provides coverage to the officers and directors of Celgene for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

ITEM 16.          EXHIBITS.

The exhibits listed in the Exhibit Index as filed as part of this Registration Statement.


EXHIBIT
NUMBER       DESCRIPTION
---------    -------------------------------------------------------------------
4.1          Indenture dated as of June 3, 2003 between Celgene Corporation and
             The Bank of New York, as Trustee.*

4.2 Registration Rights Agreement dated as of June 3, 2003 between Celgene Corporation, as Issuer, and Morgan Stanley & Co. Incorporated, as Initial Purchaser.*

4.3 Form of 1 3/4% Convertible Note Due 2008 (incorporated by reference to Exhibit 4.1).*

5.1          Opinion of Proskauer Rose LLP.*

12.1         Statement Regarding Computation of Ratios.

23.1         Consent of KPMG LLP.

23.2         Consent of Pennie & Edmonds LLP.

23.3         Consent of Kleinfeld, Kaplan and Becker, LLP.

23.4         Consent of Mathew, Collins, Shepherd & McKay, P.A.

23.5         Consent of Proskauer Rose LLP (incorporated by reference to Exhibit
             5.1).*

23.6         Consent of Cozen O'Conner

24.1         Power of Attorney (included in Signature Page).*

25.1         Statement of Eligibility of Trustee on Form T-1.*


*  Previously filed

ITEM 17.          UNDERTAKINGS.


The undersigned Registrant hereby undertakes:


         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement 333-107977 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warren, State of New Jersey, on November 14, 2003.



                                            CELGENE CORPORATION


                                            By: /s/ John W. Jackson
                                                --------------------------------
                                                John W. Jackson
                                                Chairman of the Board
                                                and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement 333-107977 has been signed below by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities indicated on November 14, 2003:


Signature                                                 Title
---------                                                 -----
/s/ John W, Jackson                             Chairman of the Board and Chief
-----------------------------------------       Executive Officer (Principal
John W. Jackson                                 Executive Officer)



                *                               President, Chief Operating Officer,
-----------------------------------------       Director
Sol J. Barer


/s/ Robert J. Hugin                             Chief Financial Officer, Director
-----------------------------------------       (Principal Accounting and Financial
Robert J. Hugin                                 Officer)


                *                               Director
-----------------------------------------
Jack L. Bowman


                *                               Director
-----------------------------------------
Frank T. Cary


                *                               Director
-----------------------------------------
Michael D. Casey


                *                               Director
-----------------------------------------
Arthur Hull Hayes, Jr.


                *                               Director
-----------------------------------------
Gilla Kaplan


                *                               Director
-----------------------------------------
Richard C.E. Morgan


                *                               Director
-----------------------------------------
Walter L. Robb


/s/ John W. Jackson
-----------------------------------------
John W. Jackson
Attorney-in-Fact




*Executed by Attorney-in-Fact

                                INDEX TO EXHIBITS


4.1  --   Indenture dated as of June 3, 2003 between Celgene Corporation and The
          Bank of New York, Trustee.*

4.2  --   Registration Rights Agreement dated as of June 3, 2003 between Celgene
          Corporation, as Issuer, and Morgan Stanley & Co. Incorporated, as Initial Purchaser.*

4.3  --   Form of 1 3/4% Convertible Note Due 2008 (incorporated by reference to
          Exhibit 4.1).*

5.1  --   Opinion of Proskauer Rose LLP.*

12.1 --   Statement Regarding Computation of Ratios.

23.1 --   Consent of KPMG LLP.

23.2 --   Consent of Pennie & Edmonds LLP.

23.3 --   Consent of Kleinfeld, Kaplan and Becker, LLP.

23.4 --   Consent of Mathew, Collins, Shepherd & McKay, P.A.

23.5 --   Consent of Proskauer Rose LLP (incorporated by reference to Exhibit
          5.1).*

23.6 --   Consent of Cozen O'Conner

24.1 --   Power of Attorney (included in Signature Page).*

25.1 --   Statement of Eligibility of Trustee on Form T-1.*


*  Previously filed